Exhibit 99.1

Brightray Signs Letter of Intent for Planned 10MW AI Data Center Project in the United States

Brightray expands into the world’s largest data center market with its first U.S. project letter of intent, targeting delivery within one year with Brightray prefabricated data center solution to support next-generation AI compute deployment

SINGAPORE, October 14, 2026 — Brightray Science Inc. (together with its subsidiaries, “Brightray”), a majority-owned subsidiary of BUUU Group Limited (Nasdaq: BUUU), today announced that its wholly owned subsidiary, Brightray Veridian Pte. Ltd., entered into a letter of intent (the “LOI”) on October 6, 2026 with a U.S.-based mission critical infrastructure partner (the “Partner”) for a planned 10MW AI data center project in Indiana, United States. The LOI is Brightray’s first project letter of intent signed in the United States and marks an important step in its expansion into the world’s largest data center market.

The project site is located in Indiana, United States. Under the LOI, the Partner intends to engage Brightray to deploy a 10MW prefabricated data center solution, with implementation subject to the parties reaching final agreement on technical specifications, commercial terms, the project schedule and definitive contract documentation. Brightray intends to act as the supplier for the prefabricated data center scope agreed by the parties, providing related design, manufacturing, integration, delivery and other agreed services. The principal cooperation arrangements under the LOI are not legally binding and do not create any obligation on either party to purchase, supply or make payment. Under the LOI, the Partner intends to issue a purchase order to Brightray by November 15, 2026. The LOI will expire 12 months after it was signed unless replaced earlier by a definitive agreement. There can be no assurance that the parties will enter into a definitive contract, that the Partner will issue a purchase order or that the project will proceed as planned.

Project Overview

The project is intended to use Brightray prefabricated data center solution, with planned power capacity of 10MW. To meet the U.S. market’s pressing need for speed of delivery, Brightray intends to complete the pre-installation and integration of the data hall modules and related functional systems at the manufacturing stage, so that on-site work is concentrated on module placement, interface connections and integrated commissioning. The single-storey layout will be designed around the equipment configuration, operation and maintenance access and site conditions, providing space and facility support for the deployment of high-density AI equipment.

The project is intended to be compatible with the NVIDIA GB300 computing platform, with power distribution, cooling and data hall layout planned around the requirements of high-density AI equipment deployment. The project is planned to be designed on the basis of Tier III standards, with a target design annual power usage effectiveness (“PUE”) of below 1.2, aiming to balance high-density computing capacity, operational reliability and energy efficiency.

By carrying out factory prefabrication in parallel with on-site foundation and ancillary works, Brightray plans to shorten the project delivery period to within one year. The one-year target covers the overall project schedule in the United States, including [design finalization, permitting, international shipping, on-site foundation and ancillary works, installation and commissioning], and not only the delivery of the prefabricated modules. The starting point of the delivery period and the implementation schedule will be specified in the subsequent definitive contract. The final design, technical specifications and delivery arrangements of the project remain subject to factors including the parties’ final agreement, site and power conditions, required approvals and equipment supply.

Entering the World’s Largest Data Center Market, Capturing AI Build-Out Demand Through Delivery Capability

The United States is the world’s largest data center market and a major center of global AI infrastructure investment and construction. According to JLL’s 2026 Global Data Center Outlook, the Americas account for approximately 50% of global data center capacity, with the United States accounting for approximately 90% of capacity in the Americas. The scale of this market makes the United States an important market for Brightray’s international expansion and provides broad scope for construction solutions that can accelerate the delivery of computing infrastructure.

Strong market demand comes with significant delivery constraints. CBRE’s U.S. Real Estate Market Outlook 2026 notes that power supply and infrastructure conditions continue to affect data center construction schedules and that traditional 12-to-18-month timelines for sub-50-MW buildings no longer apply. Against this backdrop, speed of delivery has become an important consideration for customers in selecting construction solutions. By carrying out factory prefabrication in parallel with on-site works, Brightray intends to shorten the delivery period for this project to within one year; the starting point and delivery conditions will be specified in the definitive contract.

The LOI gives Brightray the opportunity to carry out its first project in the U.S. market. For Brightray, its significance lies not only in a new 10MW project opportunity, but also in bringing the prefabricated delivery model to the world’s largest data center market and building local project execution and partnership experience. If the technical solution, commercial arrangements and definitive contract are finalized, the project is expected to serve as a reference for Brightray’s future business expansion in the United States.

Brightray Prefabricated Data Center Solution Supports Rapid Delivery of AI Infrastructure in the United States

Mr. Bin Wang, Founder of Brightray, said, “Entering the U.S. market is an important step in Brightray’s international development. The U.S. has enormous data center demand, and customers face real pressure to turn their AI investments into usable computing power as quickly as possible. Our entry point is delivery: with Brightray prefabricated data center solution, we move more of the work into the factory and run manufacturing in parallel with on-site works, with the aim of shortening the delivery period for this project to within one year.”

Mr. Wang added, “We look forward to working further with our partner on the technical solution and implementation arrangements and to building delivery experience in the U.S. market through this 10MW project. Addressing the power, cooling and space requirements of next-generation AI equipment, we aim to bring the efficiency advantages of our prefabricated data center solution to the project and lay the foundation for the further expansion of our U.S. business.”

About Brightray

Brightray is an AI infrastructure industrialization company and a 60%-owned subsidiary of BUUU Group Limited (Nasdaq: BUUU). Brightray accelerates data center deployment through prefabricated, modular and standardized solutions, with services spanning design, manufacturing, delivery and full lifecycle support. Its portfolio of prefabricated data center solutions, allows Brightray to match the appropriate solution to each customer’s computing needs, site and building conditions, project scale and delivery schedule.

For more information, please visit www.brightraydc.com.

About BUUU Group Limited

BUUU Group Limited (Nasdaq: BUUU) has established industrialized AI data center delivery as its core growth business, operated through Brightray Science Inc., in which BUUU acquired a controlling interest in September 2026. BUUU also provides MICE (meetings, incentives, conferences and exhibitions) solutions spanning event management and stage production to public institutions, agencies, real estate corporations and established brands.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “may,” “will,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “target” or similar expressions. Forward-looking statements include statements regarding the progress of the cooperation contemplated by the LOI, the proposed purchase order and the timing of its issuance, the execution and terms of definitive agreements, the project’s design and capacity, GB300 compatibility, design PUE, the Tier III design target, the delivery period, and Brightray’s business plans and prospects in the U.S. market.

These statements are based on current expectations and assumptions and involve risks and uncertainties, many of which are beyond the control of BUUU and Brightray, that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: the non-binding nature of the principal cooperation arrangements under the LOI and the possibility that the parties may not enter into definitive agreements or proceed with the transaction; the possibility that the Partner may not issue a purchase order when expected or at all; the parties’ ability to agree on final technical specifications, commercial terms, project scope and schedule; changes to the project’s design, capacity or schedule; land and site conditions; power supply and grid connection timing; required planning, building, power and other approvals; project financing; the Partner’s financial condition and ability to perform; the progress of equipment procurement, manufacturing, transportation and on-site construction; differences between actual operating conditions and design assumptions; the integration of Brightray with BUUU; competition in the data center industry and demand for AI computing infrastructure; changes in applicable laws and regulations and in trade, tariff and export control measures; and other risks described in the documents BUUU files with or furnishes to the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of this press release, and, except as required by applicable law, BUUU undertakes no obligation to update them. NVIDIA and GB300 are trademarks of NVIDIA Corporation. Neither BUUU nor Brightray has any agreement with NVIDIA Corporation, and references to third-party products imply no affiliation or endorsement.

Media Contact

marketing@brightraydc.com

Investor Relations

BUUU Group Limited: ir@buuugroup.com

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